November 17, 2021

VIA EDGAR

Matthew Williams, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:    Athene Annuity and Life Company
Initial Registration Statement on Form S-1 File No. 333-252851

Athene Annuity and Life Company
Initial Registration Statement on Form S-1
File No. 333-252893

Dear Mr. Williams:

On behalf of Athene Annuity and Life Company (the “Company”), I am responding to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission to the Company in a telephone conversation on November 8, 2021, on the correspondence filing of September 30, 2021. To assist with your review, I will email you redlines of the Amplify 2.0 and Amplify 2.0 NF Registration Statements marked against the versions I emailed you on September 30th. The redlines incorporate the changes described in this letter. For your convenience, each Staff comment is set forth below, followed by the Company’s response. If the Staff approves of the changes, we intend to incorporate them when we file a second pre-effective amendment with updated financial statements.

Contract Risk Factors (pages 15-20)

Shiller Barclays CAPE® US Mid-Month Sector TR Net Index

1.Add a disclosure that the index is new and proprietary to the Company and has not been used with other indexed products.

Response: We added the following to the second paragraph: “The index was launched in October 2021 and has not been used previously in other index-linked products. At this time, it is used exclusively in the Company’s annuity products.”

2.Modify the sentence that begins with, “This strategy may prove unsuccessful . . .” to say that “This value investing strategy may prove unsuccessful” and, at the end of that sentence, refer to a broad-based index like the S&P.

Response: The requested changes have been made.

About the Indices (pages 20-23)

Shiller Barclays CAPE® US Mid-Month Sector TR Net Index

3.In the fourth paragraph, remove the Barclays website address.

Response: The requested changes have been made.

4.On the Barclays index website, either remove the back-tested performance data or add the following disclosures:
•Please include a prominent heading stating that the performance (“before mm/dd/yyyy”, if both actual and back-tested performance is included) is back-tested performance.
•Please include prominent disclosure that:
◦No entity (e.g., account, advisor) achieved the back-tested performance shown.
◦Going forward the performance may be materially different from the back-tested performance.
◦The back-tested performance is based on criteria applied retroactively with the benefit of hindsight and knowledge of factors that may have positively affected the performance.
◦If applicable, that the back-tested performance reflects material market events which are not expected to be repeated.

Response: We have discussed this with Barclays and changes will be made to the website before the Registration Statements are effective.

Other Information (pages 57-60)

Distribution

5.Please disclose the maximum amount of commission that may be paid.

Response: We have updated the disclosure to state the maximum commission as requested.

Legal Matters

6.Be sure to include consents to use the names of third parties in the registration statement.

Response: We will ensure that the necessary consent is included from outside counsel.

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The Company believes that the revisions described above adequately respond to your comments. Please note that we also made the following minor changes:

•Pages 36 and 37: We updated the bracketed links to the Company’s indicative rates website.
•Appendix B: We made updates to the State Variations Chart.

If you have any questions regarding this letter, please contact me by phone at 515-342-4545 or by email at cjefferson@athene.com.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Chris Jefferson

Chris Jefferson                    Vice President and Senior Counsel

cc: Sally Samuel, Branch Chief